EXHIBIT 1

Share sale and purchase agreement between Investor AB and Volkswagen AG

     Investor AB ("Investor") holds 54,061,380 A-shares and 1,508,693 B-shares in Scania AB (the "Company"), which is equivalent to 27,79% of the capital and 49,28% of the votes in the Company. Investor hereby sells 37,400,000 A-shares to Volkswagen AG ("Volkswagen"), corresponding to 34,00% of the votes and 18,70% of the capital (the "Sold Shares"). Investor will after this sale hold 16,661,380 A-Shares and 1,508,693 B-shares in the Company corresponding to 15,28% of the votes and 9,09% of the capital (the "Remaining Shares"). As shareholders of the Company, Investor and Volkswagen will follow the rules and recommendations applicable to the Swedish stock market.

     On April 4, 2000, Investor will transfer the Sold Shares to Volkswagen against payment by Volkswagen of the total purchase price of the Sold Shares SEK 13,838 million, equivalent to SEK 370 per share. Investor's obligations to transfer the Sold Shares and Volkswagen's obligation to pay for the Sold Shares upon transfer are unconditional and irrevocable. The parties shall jointly inform the European Commission of this agreement. Volkswagen undertakes to promptly take all measures and actions needed to obtain any necessary approval of the agreement.

     Investor will not sell any of the Remaining Shares, except to Volkswagen, for a period of 24 months from this day, provided that Volkswagen is still a shareholder of shares representing at least 5% of the votes of the Company.

     Swedish law will govern this agreement and any dispute shall be settled by the Court of Arbitration of the International Chamber of Commerce in Paris. The language to be applied shall be English.

     This agreement shall enter into full force and effect upon approval of both the Volkswagen Supervisory Board and the Board of Directors of Investor. If such approvals have not been obtained at the latest by April 3, 2000 this agreement shall be null and void.


Stockholm, March 27, 2000


Investor AB                                          Volkswagen AG


/s/ Marcus Wallenberg                                /s/ Ferdinand Piech
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    Marcus Wallenberg                                    Ferdinand Piech



/s/ Hans Wibom                                       /s/ Jens Neumann
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    Hans Wibom                                           Jens Neumann




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                               Power of Attorney

Investor AB hereby grants Hans Wibom authority to sign jointly with Marcus Wallenberg a Share Sale and Purchase Agreement between Investor AB and Volkswagen AG regarding the sale of Scania shares.

Stockholm, March 27, 2000

INVESTOR AB


/s/ Claes Dahlback                                   /s/ Jacob Wallenberg
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    Claes Dahlback                                       Jacob Wallenberg




























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